Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

February 17, 2022

Only the German version of this announcement is binding. The English version is a convenience translation for information purposes only.

Acorn HoldCo, Inc.

with corporate seat in Wilmington, Delaware, United States of America

Announcement of the fulfilment of an Offer Condition of the Takeover Offer

On 12 November 2021, Acorn HoldCo, Inc. (the “Bidder”) published the offer document for its voluntary public takeover offer to the shareholders of ADVA Optical Networking SE, Meiningen-Dreissigacker, Germany, regarding the acquisition of all non-par value bearer shares in ADVA Optical Networking SE (ISIN DE0005103006) (the “ADVA Shares”) for 0.8244 shares of common stock of Acorn HoldCo, Inc. in exchange for one (1) ADVA Share (the “Takeover Offer”).

As a result of the amendment to the Takeover Offer within the meaning of Section 21 WpÜG made on 11 January 2022, the acceptance period for the Takeover Offer has been extended by two weeks. The acceptance period for the Takeover Offer ended on 26 January 2022, 24:00 hours (Frankfurt am Main local time). The additional acceptance period started on 1 February 2022 and ended on 14 February 2022, 24:00 hours (Frankfurt am Main local time).

As described in Section 12.1 of the Offer Document the Takeover Offer and the contracts which come into existence as a result of its acceptance are subject to the conditions described in Section 12.1.1 to Section 12.1.9 of the Offer Document (the “Offer Conditions”).

On 15 February 2022, the Offer Condition pursuant to Section 12.1.5 (b) of the Offer Document (Foreign direct investment approval in the United Kingdom) has been fulfilled. The British Secretary of State of the Department for Business, Energy and Industrial Strategy (BEIS) has indicated that no further action will be taken in respect of the Business Combination.

The fulfillment of the Offer Condition pursuant to Section 12.1.4 of the Offer Document (Merger control approval in the United States) on 17 November 2021 has already been published by the Bidder on 22 November 2021.

The fulfillment of the Offer Condition pursuant to Section 12.1.5 (c) of the Offer Document (Foreign direct investment approval in the Commonwealth of Australia) on 17 December 2021 has already been published by the Bidder on 20 December 2021.

The fulfillment of the Offer Condition pursuant to Section 12.1.3 of the Offer Document (ADTRAN Stockholders’ Approval) on 6 January 2022 has already been published by the Bidder on 7 January 2022.

The fulfillment of the Offer Condition pursuant to Section 12.1.5 (d) of the Offer Document (Foreign direct investment approval in the United States) on 21 January 2022 has already been published by the Bidder on 21 January 2022.

The fulfillment of the Offer Conditions pursuant to Section 12.1.1 (Minimum Acceptance Rate), Section 12.1.2 (Effectiveness of Registration Statement) and Section 12.1.9 (No prohibition or illegality) of the Offer Document at the end of the acceptance period and of the Offer Conditions pursuant to Section 12.1.6 (No Material Adverse Change), Section 12.1.7 (No material compliance violation) and Section 12.1.8 (No capital increase; no loss of half of the share capital; no insolvency) of the Offer Document with the expiration of the acceptance period has already been published by the Bidder on 31 January 2022.

Therefore, the Takeover Offer and the contracts which came into existence as a result of its acceptance remain subject to the further Offer Condition pursuant to Section 12.1.5 (a) (Foreign direct investment approval in Germany) of the Offer Document.

Huntsville, Alabama, USA, 17 February 2022

Acorn HoldCo, Inc.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN, Inc. (“ADTRAN”) and ADVA Optical Networking SE (“ADVA”), Acorn HoldCo, Inc. (“Acorn HoldCo”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The Registration Statement was declared effective by the SEC on 2 December 2021 and ADTRAN mailed the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the offer document (the “Offer Document”) with German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”), the publication of which has been approved by BaFin and which has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT, THE AMENDMENT TO THE OFFER AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The voluntary exchange offer by Acorn HoldCo for all ADVA shares pursuant to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz—“WpÜG”) (the “Offer”) is published exclusively under the laws of the Federal Republic of Germany (“Germany”) and certain applicable provisions of the securities laws of the United States of America. Any contract concluded based on the Offer will be exclusively governed by the laws of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the Offer Document and the amendment to the Offer have been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the central settlement agent. You are also able to obtain a copy of the non-binding English translation of the Offer Document and the amendment to the offer, which have not been reviewed by the BaFin, on the internet at https://acorn-offer.com/.